United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2022

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	March 9, 2022
PDMR transactions in company shares	March 14, 2022
PDMR transactions in company shares	March 17, 2022
Block listing interim review	March 18, 2022
PDMR transactions in company shares	March 23, 2022

March 9, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

The following corrections have been made to the 'Director/PDMR Shareholding' announcement released on 8 March 2022 under RNS Number: 0783E

1.The aggregated price stated has been corrected to USD $299,714.48
2.The weighted average price stated has been corrected to USD $50.45698244 per share

All other details remain unchanged.

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Jan Bennink
2	Reason for notification
a)	Position / status	Non-executive Director
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5,940 Ordinary Shares.
1c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.4199	343
		USD $50.43	200
		USD $50.44	855
		USD $50.45	2,040
		USD $50.46	1,500
		USD $50.49	75
		USD $50.50	927

d)	Aggregated information –Aggregated volume –Price –Weighted Average Price	Aggregated Volume: 5,940 Ordinary Shares Aggregated Price: USD $299,714.48 Weighted Average Price: USD $50.45698244 per share
e)	Date of the transaction	2022-03-02
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 14, 2022
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Thomas H. Johnson
2	Reason for notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $45.53	2,000

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2,000 Ordinary Shares Aggregated Price: USD $91,055.00
e)	Date of the transaction	2022-03-10
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2,000 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $45.39	2,000

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2,000 Ordinary Shares Aggregated Price: USD $90,778.55
e)	Date of the transaction	2022-03-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

March 17, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	François Gay-Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.99	2,000

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2,000 Ordinary Shares Aggregated Price: USD $93,980.00
e)	Date of the transaction	2022-03-15
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 18, 2022

Coca-Cola Europacific Partners plc

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 18 March 2022

Name of applicant:		Coca-Cola Europacific Partners plc
Name of scheme(s):		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; and (2) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
Period of return:	From:	17 September 2021	To:	16 March 2022
Balance of unallotted securities under scheme(s) from previous return:		14,480,603
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G)		823,179
Equals: Balance under scheme(s) not yet issued/allotted at end of period		13,657,424

Name of contact:	Paul van Reesch, Deputy Company Secretary
Telephone number of contact:	+44 1895 231 313

March 23, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.963528 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.963528

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.963528 Ordinary Shares Aggregated Price: USD $196.591962
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.963528 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.963528

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.963528 Ordinary Shares Aggregated Price: USD $196.591962
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.963528 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.963528

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.963528 Ordinary Shares Aggregated Price: USD $196.591962
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.658600 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.658600

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.658600 Ordinary Shares Aggregated Price: USD $181.467459
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.963528 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.963528

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.963528 Ordinary Shares Aggregated Price: USD $196.591962
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.963528 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.600246	3.963528

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.963528 Ordinary Shares Aggregated Price: USD $196.591962
e)	Date of the transaction	21-03-2022
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 1, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary